UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           Euroweb International Corp
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                    298801101
                                 (CUSIP number)

                                December 31, 1999
             (Date of Event which requires filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

                                       13G
CUSIP No. 298801101


 ---- -------------------------------------------------------------------------
| 1  |   NAME OF REPORTING PERSON                                              |
|    |   S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON                      |
|    |                                                                         |
|    |   Deutsche Bank A.G.                                                    |
 ---- -------------------------------------------------------------------------
| 2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_| |
|    |                                                                 (b) |_| |
 ---- -------------------------------------------------------------------------
| 3  |   SEC USE ONLY                                                          |
|    |                                                                         |
 ---- -------------------------------------------------------------------------
| 4  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|    |                                                                         |
|    |   Federal Republic of Germany                                           |
-------------------------------------------------------------------------------
| NUMBER       | 5  |   SOLE VOTING POWER                                      |
| OF           |    |   0                                                      |
 ------------------------------------------------------------------------------
| SHARES       |    |                                                          |
| BENEFICIALLY | 6  |   SHARED VOTING POWER                                    |
| OWNED        |    |   0                                                      |
 ------------------------------------------------------------------------------
| BY           |    |                                                          |
| EACH         | 7  |   SOLE DISPOSITIVE POWER                                 |
| REPORTING    |    |   0                                                      |
 ------------------------------------------------------------------------------
| PERSON       |    |                                                          |
| WITH         | 8  |   SHARED DISPOSITIVE POWER                               |
|              |    |                                                          |
 ------------------------------------------------------------------------------
| 9  | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    |                                                                         |
|    | 0                                                                       |
 ---- -- ----------------------------------------------------------------------
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                   |
|    | CERTAIN SHARES                                                |_|       |
 ---- -------------------------------------------------------------------------
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       |
|    |                                                                         |
|    | 0%                                                                      |
 ---- -------------------------------------------------------------------------
| 12 | TYPE OF REPORTING PERSON                                                |
|    |                                                                         |
|    | HC, BK, CO                                                              |
 ---- -------------------------------------------------------------------------

Item 1(a).          Name of Issuer:

                    Euroweb International Corp (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    The address of the Issuer's principal executive offices is 445 Park Avenue, 15th Floor, New York, New York 10022.

Item 2(a).          Name of Person Filing:

                    This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    The principal  place of business of the Reporting  Person is
                    Taunusanlage  12,  D-60325,   Frankfurt  am  Main,   Federal
                    Republic of Germany.

Item 2(c).          Citizenship:

                    The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).          Title of Class of Securities:

                    The title of the securities is Common Stock (the "Common Stock").

Item 2(e).          CUSIP Number:

                    The CUSIP number of the Common Stock is set forth on the cover page.

Item 3

                    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    (a) |_| Broker or dealer  registered under section 15 of the
                            Act;

                    (b) |_| Bank as defined in section 3(a)(6) of the Act;

                    (c) |_| Insurance  Company as defined in section 3(a)(19) of
                            the Act;

                    (d) |_| Investment Company registered under section 8 of the
                            Investment Company Act of 1940;

                    (e) |_| An investment  adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                    (f) |_| An  employee  benefit  plan,  or  endowment  fund in
                            accordance with Rule 13d-1 (b)(1)(ii)(F);

                    (g) |_| A  parent  holding  company  or  control  person  in
                            accordance with Rule 13d-1 (b)(1)(ii)(G);

                    (h) |_| A savings  association as defined in section 3(b) of
                            the Federal Deposit Insurance Act;

                    (i) |_| A church plan that is excluded  from the  definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                    (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                    If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.  Ownership.

                    (a) Amount beneficially owned:

                    The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                    (b) Percent of class:

                    The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                    (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote:

                        The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                        (ii) shared power to vote or to direct the vote:

                        The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                        (iii) sole power to dispose or to direct the disposition of:

                        The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                        (iv)   shared   power  to   dispose  or  to  direct  the
                        disposition of:

                        The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5              Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person.

                    Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000




                                      DEUTSCHE BANK AG



                                      By:/s/ Dr. Dieter Eisele
                                         ---------------------------------------
                                         Name:   Dr. Dieter Eisele
                                         Title:  Group Head of Compliance



                                      By:/s/ Dr. Rainer Grimberg
                                         ---------------------------------------
                                         Name:   Dr. Rainer Grimberg
                                         Title:  Vice President